Mail Stop 0305

      June 22, 2005



Via U.S. Mail and Facsimile

William W. Burnham
Chairman of the Board, President,
Chief Executive Officer, and Acting Chief Financial Officer
Trudy Corporation
353 Main Avenue
Norwalk, Connecticut 06851

      RE:	Trudy Corporation
		Form 10-KSB for the Fiscal Year Ended March 31, 2004 From 10-QSB for the Quarterly Period Ended June 30, 2004 Form 10-QSB for the Quarterly Period Ended September 30,
2004
		Form 10-QSB for the Quarterly Period Ended December 31,
2004

      File No. 0-16056

Dear Mr. Burnham:

      We have reviewed your response letter dated March 31, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended March 31, 2004

Consolidated Statements of Operations, page 22

1. We note your response to our prior comment 3. You state that the primary operating activity of the Company is the sale of books, tapes
& CD`s dealing with properties licensed from third parties. You also state that certain license agreements and properties developed by the
Company itself are available for sub-license and that this is considered an ancillary part of the Company`s business and not part of its basic operating activities. It is still unclear as to why royalty revenue and expenses associated with certain license agreements and properties developed by the Company would not be considered a primary operating activity. Please expand your response to elaborate as to why this is not considered a primary operating activity. As part of your response, please provide us with the gross revenue and expenses associated with these sub-licenses for the fiscal year ended March 31,
2004 and all subsequent quarters; management`s plan on expansion in this sector; and any other relevant information to support your conclusion. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended September 30, 2004

2. We note your response to our prior comment 8. We also note the disclosure in your Form 10-Q for the quarter ended December 31, 2004 within your Liquidity and Capital Resources section that states you
have determined that the difference between the fair market value of
the chief executive officer`s services and the accepted salary of
$1
per year to be $26,500. Based on the above, it appears that you have understated executive compensation by $26,500 for the quarter ended
September 30, 2004. In this regard please revise your financial statements and all relevant disclosures in your Form 10-Q for the quarter ended September 30, 2004 accordingly.


       As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

      Sincerely,


								Linda Cvrkel
      Branch Chief



Via facsimile: 	William W. Burnham Chairman of the Board,
President,
Chief Executive Officer, and Acting Chief Financial Officer

			(203) 846-1776












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William W. Burnham
Trudy Corporation
June 22, 2005
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